UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 1-16157

                          NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [_] Form 20-F [_] Form 10-Q
[ ] Form N-SAR
       For Period Ended: December 31, 2001
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For  the Transition Period Ended: ___________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                    PART I
                            REGISTRANT INFORMATION

Full Name of registrant: NewPower  Holdings, Inc.

Former name(s): EMW Energy Services Corp. and TNPC, Inc.

Address of principal executive office: One Manhattanville Road

City, state and zip code: Purchase, New York 10577

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of


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     transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As announced by the Registrant on March 28, 2002, the Registrant was informed by Centrica plc ("Centrica") that Centrica had decided to allow its tender offer for the Registrant's shares to expire at midnight, March 28, 2002, without purchasing any shares. In light of Centrica's decision, the Registrant agreed to terminate the merger agreement with Centrica. In view of the unexpected termination of the merger agreement, the Registrant is actively evaluating the effect on its business strategy and its alternatives with respect thereto.

     The Registrant believes that, until it determines the extent to which it is affected by the above-described recent events, the Registrant's responses to certain disclosures required by Form 10-K could be incomplete or misleading (including without limitation the Registrant's responses to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 1, Business). Due to the fact that these issues could affect how the Registrant conducts its business in the current fiscal year, any historical descriptions of the business could be only partially complete, and it could be difficult for the Registrant to delineate its operating and other financing requirements for the remainder of the fiscal year.

     For the reasons set forth above, the Registrant's inability to file its Annual Report on Form 10-K for the year ended December 31, 2001 could not be eliminated by the Registrant without unreasonable effort or expense. The Registrant intends to file the Form 10-K within the extension period permitted by Rule 12b-25 under the Securities Exchange Act of 1934.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Marc E. Manly                               (914)        697-2460


     (Name)                                   (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities

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

     Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                    [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
     or portion thereof?                                        [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See the press release, issued by the Registrant on February 23, 2002, attached hereto as Exhibit A.

                            NewPower Holdings, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2002                 By: /s/ Marc E. Manly
                                        --------------------
                                            Name: Marc E. Manly
                                            Title: Managing Director,
                                                   Law & Government Affairs

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).








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

                                                                     Exhibit A
PRESS RELEASE

NEWPOWER REPORTS 2001 FULL YEAR AND FOURTH QUARTER RESULTS

- Definitive Merger Agreement Announced -

PURCHASE, NY, February 23, 2002 - NewPower Holdings, Inc. (NYSE: NPW), parent of The New Power Company, today reported a net loss of $212.8 million for the full year 2001, or a loss of $3.59 per share, both calculated before non-recurring charges. Revenues for the full year 2001 were $369.9 million. The Company reported a fourth quarter 2001 net loss of $39.9 million, or a loss of $0.64 per basic and diluted share, again both before non-recurring items. This compares to a net loss of $57.5 million or $1.02 per basic and diluted share for the fourth quarter of 2000.

"NewPower made tremendous strides during 2001 in establishing its position as the first nationwide retail energy marketer," said H. Eugene Lockhart, Chairman and Chief Executive Officer of The New Power Company. "Our customer marketing programs particularly in Texas and Georgia have been highly successful for both the residential and small commercial sectors, demonstrated by growth of more than 117 percent in overall customer count. In addition we have consolidated call centers and billing operations from portfolio acquisitions leveraging knowledge and significant benefits of scale."

Customer count at the end of December 2001 increased to over 800,000 customers (including pending accounts), compared to the fourth quarter 2000 customer base of 368,000. Included in this total are more than 45,000 small business customers.

Fourth quarter revenues were $124.6 million, an increase of 92 percent compared with the fourth quarter of 2000. The increase relates primarily to the growth in customer base.

NewPower reported a gross margin contribution of $6.8 million for the fourth quarter of 2001, compared to $2.2 million for the same period a year ago. The increase reflects an improvement in the profitability of energy delivered to our growing customer base as well as profits relating to the company's trading activities. The gross margin contribution per flowing customer per month averaged $3.06 in the fourth quarter of 2001.

Selling, general and administrative (SG&A) expenses, which include marketing expenditures and customer care costs totaled $43.1 million, representing a decrease in expenditures of 36 percent compared to the fourth quarter of 2000. The reduction primarily reflects decreased expenditures in systems development, marketing, and professional fees partly offset by increased customer care costs directly related to the growth in customers.

Non-recurring items
NewPower reported non-recurring items in the fourth quarter of 2001 totaling $114.6 million. The charges include $90 million related to the cancellation of the Company's commodity supply and forward contracts following Enron's bankruptcy, $12.9 million related to an impairment in value of the Company's interactive marketing agreement with AOL Time Warner, and $11.7

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

million for employee severance, lease commitments and improvements, and other restructuring costs.

Cash and Liquidity
NewPower also stated that its cash and cash equivalents position at the end of 2001, which includes both restricted and unrestricted cash, and inventory and imbalances totaled approximately $163.4 million, of which $26.4 million was unrestricted cash. The Company believes that it has adequate liquidity to continue operations without additional financing into the third quarter of 2002, assuming a broadly stable commodity price environment. As a consequence of NewPower's prior disclosures on cash and liquidity, the company's auditors have indicated that their report on the company's financial statements will state that there is substantial doubt about NewPower's ability to continue as a going concern.

Acquisition Agreement
NewPower also announced today in a separate release that Centrica plc has signed an agreement to acquire NewPower through a tender offer for all of NewPower's outstanding shares and warrants for $1.05 per share in cash subject to adjustment as described in the acquisition news release, and further subject to various conditions to the closing of the tender offer.

"This merger is strategically right on target as both companies have the same goals; to further deregulation and to increase customer relationship growth. Given the limited financial resources that would otherwise be available to extend NewPower's retail business, I believe that today's merger agreement with Centrica plc, a U.K. public company and leading provider of energy and other essential services, is in the best interest of our shareholders," Lockhart said. "I look forward to working with Centrica plc to complete this transaction so that together we can serve our customers from a position of far greater stability and financial strength."

NYSE Notification
NewPower also announced that it has received notification from the New York Stock Exchange (NYSE) that the company is not in compliance with the continued listing standards of the NYSE because NewPower's average closing share price has been less than $1.00 over a consecutive 30-day trading period. The company has up to six months to bring its share price and 30-day average closing price above $1.00. In the event that these requirements are not met, NewPower would be subject to NYSE trading suspension and delisting.

                                      ###
Cautionary Statement
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties and may differ materially from actual future events or results. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our goals will be achieved. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements include our limited operating history; delays or changes in the rules for the restructuring of the electric and natural

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

gas markets; our ability to attract and retain customers; our ability to manage our energy requirements and sell energy at a sufficient margin given the volatility in prices for electricity and natural gas; the effect of commodity volatility on collateral requirements and liquidity; our dependence on third parties to provide critical functions to us and to our customers; conditions of the capital markets affecting the availability of capital; and that the conditions to the Tender Offer might not be satisfied or the announced transaction with Centrica plc does not otherwise proceed to completion. Readers are referred to the Company's Annual Report on Form 10K for the year ending December 31, 2000, our Registration Statement on Form S-1 (No. 333.41412), and the Company's filing on Form 8-K dated October 19, 2001, all on file with the Securities and Exchange Commission, for a discussion of factors that could cause actual results to differ materially from these forward-looking statements.

About NewPower Holdings, Inc.
NewPower Holdings, Inc. (NYSE: NPW), through its subsidiary, The New Power Company, is the first national provider of electricity and natural gas to residential and small commercial customers in the United States. The Company offers consumers in restructured retail energy markets competitive energy prices, pricing choices, improved customer service and other innovative products, services and incentives.

Investors
Kathryn Corbally
Vice President, Investor Relations
(914) 697-2444
Kathryn.Corbally@newpower.com
-----------------------------

Patrick McCoy
Manager, Investor Relations
(914) 697-2431
pmccoy@newpower.com
-------------------

Media
Gael Doar
Director of Communications
(914) 697-2451
gdoar@newpower.com
------------------

Terri Cohen
Manager, Communications
(914) 697-2457
Terri.Cohen@newpower.com
------------------------

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


                                      NewPower Holdings, Inc.
                           Consolidated Statements of Income (Unaudited)
                         (Dollars in thousands, except per share amounts)

                                  Three Months Ended           Year Ended
                                      December 31,            December 31,
                                    2001        2000         2001        2000
                                (unaudited) (unaudited)  (unaudited)
                                ----------  ----------   ----------   ---------
           Net Revenues          $ 124,553    $ 64,727    $ 369,928    $ 84,082
           Cost of Sales           117,751      62,499      375,446      79,820
                                ----------  ----------   ----------   ---------
           Gross Margin              6,802       2,228       (5,518)      4,262
           Operating Expenses       49,626      69,400      230,902     187,448
           Non-Recurring
            Operating Expenses     114,554           -      114,554           -
                                ----------  ----------   ----------   ---------
           Operating Loss         (157,378)    (67,172)    (350,974)   (183,186)
           Interest (Income)
            Expense                 (2,958)     (9,676)     (23,632)    (13,352)
                                ----------  ----------   ----------   ---------
           Income (Loss) Before
            Income Taxes          (154,420)    (57,496)    (327,342)   (169,834)
           Provision for Income
            Taxes                        -           -            -           -
                                ----------  ----------   ----------   ---------
           Net Loss             $ (154,420)  $ (57,496)  $ (327,342) $ (169,834)
                                ==========  ==========   ==========   =========
           Basic and diluted net
            loss per common share
            Recurring operations    ($0.64)     ($1.02)      ($3.59)     ($5.53)
            Non-Recurring Expenses   (1.84)       0.00        (1.94)       0.00
                                ----------  ----------   ----------   ---------
           Total Basic and
            diluted net loss
            per common share        ($2.48)     ($1.02)      ($5.53)     ($5.53)
                                ==========  ==========   ==========   =========
           Weighted average
            shares used to
            compute basic and
            diluted net loss
            per common share    62,357,225  56,148,940   59,210,096  30,725,566



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
                            NewPower Holdings, Inc.
                          Consolidated Balance Sheets
               (Dollars in thousands, except per share amounts)
                                                    December 31,   December 31,
                                                        2001           2000
                                                     ---------      ---------
           ASSETS                                   (Unaudited)
           Current Assets
            Cash and Cash Equivalents                $ 26,408      $ 179,885
            Restricted Cash                            45,736         16,193
            Accounts Receivable, net of allowance
             of $10,973 and $1,250                     90,882         47,885
            Investments in Marketable Securities            -        257,189
            Inventory and Imbalances                   62,979         44,663
            Prepaid Expenses                            4,983          8,024
                                                    ---------      ---------
             Total Current Assets                     230,988        553,839
                                                    ---------      ---------
            Fixed Assets and Deferred
             Software Costs                            52,875         12,835
            Less:   Accumulated
             Depreciation and Amortization             (9,350)        (1,461)
                                                    ---------      ---------
            Net Fixed Assets and Deferred
             Software Costs                            43,525         11,374
                                                    ---------      ---------
            Investments in Marketable Securities            -        102,373
            Assets from Price Risk Management
             Activities, net of current                   742              -
            Other Assets                                2,239         12,761
            Restricted Cash, net of current            28,300              -
            Intangible Assets, net                     56,646         31,995
                                                    ---------      ---------
           Total Assets                             $ 362,440      $ 712,342
                                                    =========      =========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           Current Liabilities
            Accounts Payable                         $ 57,344       $ 39,278
            Accrued Liabilities                        11,463         27,112
            Due to Affiliated Entities                 31,590         29,960
            Liabilities from Price Risk
             Management Activities                      1,893              -
            Deferred Compensation                      14,338          9,390
                                                    ---------      ---------
             Total Current Liabilities                116,628        105,740
                                                    ---------      ---------
           Stockholders' Equity
            Preferred Stock, $.01 par value,
             50,000,000 shares authorized;                  -              -
               0 shares issued and outstanding
            Common Stock, $.01 par value,
             500,000,000 shares authorized;               628            581
               62,776,917 and 58,054,882 shares
               issued and 62,771,330 and
               58,054,882 shares outstanding
            Paid-in Capital                           777,713        777,437
            Deferred Compensation                        (667)        (2,917)
            Accumulated Other Comprehensive Income    (34,685)         1,335
            Accumulated Deficit                      (497,177)      (169,834)
                                                    ---------      ---------
             Total Stockholders' Equity               245,812        606,602
                                                    ---------      ---------
           Total Liabilities and
            Stockholders' Equity                    $ 362,440      $ 712,342
                                                    =========      =========


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